Exhibit 99.1

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                             A Publicly Held Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                              OF DECEMBER 15, 2003
                              --------------------


         On December 15, 2003, at 3:00 p.m., with the legal quorum present, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at its head office and under the presidency of Dr. Olavo Egydio Setubal, for the purposes of deciding on the credit and distribution of interest on capital, complementary to interest paid in respect to this financial year, in addition to the mandatory dividend for 2003, pursuant to sub-item 16.2 of the articles of association.

         Having examined the proposal, those present unanimously approved "ad referendum" of the General Stockholders Meeting, that:

1. by 4-30-2004, interest on capital of R$ 5.74 per thousand shares will be paid, less 15% income tax at source, resulting in net interest of R$ 4.879 per thousand shares, except in the case of those stockholders already certified as either not subject to or exempt from such a tax payment;

2. the corresponding credit entry will be passed through this company's accounts on 12-30-2003, individually to each stockholder, on the basis of the shares held on 12-30-2003.

         There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, December 15, 2003. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.


                                                  ALFREDO EGYDIO SETUBAL
                                                Investor Relations Director